Exhibit 5.1

JAMES F. FULTON, JR.

+1 212 479 6103

fultonjf@cooley.com

November 12, 2015

XOMA Corporation

2910 Seventh Street

Berkeley, California 94710

Ladies and Gentlemen:

We have acted as counsel to XOMA Corporation, a Delaware corporation (the “Company”), in connection with the sale of shares of its common stock, par value $0.0075 per share, having an aggregate offering price of up to $75,000,000 million (the “Shares”) pursuant to the Registration Statement on Form S-3 (File No. 333-201882) (the “Registration Statement”) and the related Prospectus and Prospectus Supplement filed with the Securities and Exchange Commission (the “Commission”) and that certain Sales Agreement, dated November 12, 2015, by and between the Company and Cowen and Company, LLC (the “Agreement”). All of the Shares are to be sold by the Company as described in the Registration Statement and related Prospectus and Prospectus Supplement and the Agreement.

In connection with this opinion, we have examined the Registration Statement and related Prospectus and Prospectus Supplement, your Certificate of Incorporation and Bylaws, each as currently in effect, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, and the conformity to originals of all documents submitted to us as copies thereof. As to certain factual matters, we have relied upon a certificate of an officer of the Company and have not sought independently to verify such matters.

We have assumed (i) that no more than 51,369,863 Shares will be sold based on a sale price of $1.46 per share, representing the last reported sale price of the Company’s common stock on the NASDAQ Global Market on November 11, 2015 and (ii) that no Shares will be sold that would cause the Company to not satisfy the eligibility requirements for use of Form S-3 (including Instruction I.B.6. thereof).

Our opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated. Our opinion is expressed only with respect to the General Corporation Law of the State of Delaware. We express no opinion to the extent that the laws of any other jurisdiction are applicable to the subject matter hereof. We are not rendering any opinion as to compliance with any federal or state antifraud law, rule or regulation relating to securities, or to the sale or issuance thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares, when sold and issued in accordance with the Registration Statement and related Prospectus and Prospectus Supplement, will be validly issued, fully paid, and nonassessable.

COOLEY LLP 1114 AVENUE OF THE AMERICAS NEW YORK, NY 10036
T: (212) 479-6000 F: (212) 479-6275 COOLEY.COM

XOMA Corporation

November 12, 2015

Page Two

Our opinion is based on these laws as in effect on the date hereof, and we disclaim any obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein.

We consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on or about November 12, 2015.

Very truly yours,

COOLEY LLP

By:	/s/ James F. Fulton
James F. Fulton

123721337 v2

COOLEY LLP 1114 AVENUE OF THE AMERICAS NEW YORK, NY 10036
T: (212) 479-6000 F: (212) 479-6275 COOLEY.COM